                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                          WESTERN MULTIPLEX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    95874P107
                  ---------------------------------------------
                                 (CUSIP Number)

                               JEFFREY M. HENDREN
                               WMC HOLDING L.L.C.
                        C/O RIPPLEWOOD INVESTMENTS L.L.C.
                              ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 582-6700

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                  JULY 31, 2000
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 2 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WMC HOLDING L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             1,861,700
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               4,974,900
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          1,861,700

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,836,600*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        33,932,600*                                                          [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.6%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* WMC Holding L.L.C. expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 3 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RIPPLEWOOD PARTNERS, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             31,255,772
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               4,974,900
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          31,255,772

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,230,672*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        4,538,528*                                                         [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        61.5%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN

--------------------------------------------------------------------------------

* Ripplewood Partners, L.P. expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by Ripplewood Employee Co-Investment Fund I, L.L.C., The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 4 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RIPPLEWOOD EMPLOYEE CO-INVESTMENT FUND I, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             1,040,928
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          1,040,928

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,040,928*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        39,728,272*                                                        [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* Ripplewood Employee Co-Investment Fund I, L.L.C. expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by WMC Holding L.L.C., Ripplewood Partners, L.P., Seaview Holdings, L.L.C., Zakin Multiplex Investment Trust, Jonathan N. Zakin, The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 5 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RIPPLEWOOD INVESTMENTS L.L.C. (FORMERLY KNOWN AS RIPPLEWOOD
        HOLDINGS L.L.C.)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,296,700
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               4,974,900
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,296,700

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,271,600*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        3,497,600*                                                         [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.2%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* Ripplewood Investments L.L.C. (formerly known as Ripplewood Holdings L.L.C.) expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 6 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        COLLINS FAMILY PARTNERS, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,296,700
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               4,974,900
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,296,700

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,271,600*

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 3,497,600*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.2%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN

--------------------------------------------------------------------------------

* Collins Family Partners, L.P. expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by (i) Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Seaview Holdings, L.L.C., Zakin Multiplex Investment Trust and Jonathan N. Zakin, except to the extent of its pecuniary interest therein, and (ii) The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 7 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        COLLINS FAMILY PARTNERS, INC.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,296,700
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               4,974,900
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,296,700

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,271,600*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        3,497,600*                                                         [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.2%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

--------------------------------------------------------------------------------

* Collins Family Partners, Inc. expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by (i) Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Seaview Holdings, L.L.C., Zakin Multiplex Investment Trust and Jonathan N. Zakin, except to the extent of its pecuniary interest therein, and (ii) The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 8 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TIMOTHY C. COLLINS

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,296,700
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               4,974,900
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,296,700

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,271,600*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        3,497,600*                                                         [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.2%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

* Timothy C. Collins expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by (i) Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Seaview Holdings, L.L.C., Zakin Multiplex Investment Trust and Jonathan N. Zakin, except to the extent of its pecuniary interest therein, and (ii) The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                          PAGE 9 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        SEAVIEW HOLDINGS, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             0
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               3,868,400
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          3,868,400

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,868,400*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        36,900,800*                                                        [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.6%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* Seaview Holdings, L.L.C. expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by WMC Holding L.L.C., Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Zakin Multiplex Investment Trust, Jonathan
        N. Zakin, The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 10 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        ZAKIN MULTIPLEX INVESTMENT TRUST

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             0
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               950,000
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          950,000

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        950,000*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        39,819,200*                                                        [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* Zakin Multiplex Investment Trust expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by WMC Holding L.L.C., Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Seaview Holdings, L.L.C., Jonathan N. Zakin, The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 11 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        JONATHAN N. ZAKIN

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             0
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               4,974,900
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          4,974,900

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,974,900*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        35,794,300*                                                        [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.4%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

* Jonathan N. Zakin expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 12 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        THE MICHAEL AND ROBERTA SEEDMAN REVOCABLE TRUST

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             3,297,600
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          3,297,600

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,297,600*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        37,471,600*                                                        [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.6%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO

--------------------------------------------------------------------------------

* The Michael and Roberta Seedman Revocable Trust expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Seaview Holdings, L.L.C., Zakin Multiplex Investment Trust, Jonathan N. Zakin and Michael S. Seedman.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 13 OF 32 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        MICHAEL S. SEEDMAN

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             3,497,600
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          3,497,600

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,497,600*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        37,271,600*                                                        [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.9%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

* Michael S. Seedman expressly disclaims beneficial ownership of the shares of Western Multiplex Corporation beneficially owned by Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Seaview Holdings, L.L.C., Zakin Multiplex Investment Trust and Jonathan
        N. Zakin.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 14 OF 32 PAGES
--------------------------------------------------------------------------------


ITEM 1 -- SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Class A Common Stock, $0.01 par value per share ("Western Multiplex Common Stock"), of Western Multiplex Corporation, a Delaware corporation ("Western Multiplex"). The principal executive offices of Western Multiplex are located at 1196 Borregas Avenue, Sunnyvale, California 94089.

ITEM 2 -- IDENTITY AND BACKGROUND

        This Schedule 13D is filed jointly by WMC Holding L.L.C., a Delaware limited liability company ("WMC Holding"), Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Employee Co-Investment Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Fund"), Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C. ("Ripplewood Investments"), Collins Family Partners, L.P., a Delaware limited partnership ("Collins Family L.P."), Collins Family Partners, Inc., a Delaware corporation ("Collins Family Inc."), Timothy
C. Collins, a United States citizen ("Collins," and together with WMC Holding, Ripplewood Partners, Ripplewood Fund, Ripplewood Investments, Collins Family L.P. and Collins Family Inc., the "Ripplewood Reporting Parties"), Seaview Holdings, L.L.C., a Delaware limited liability company ("Seaview"), Zakin Multiplex Investment Trust, ("Zakin Trust"), Jonathan N. Zakin, a United States citizen ("Zakin," and together with Seaview and Zakin Trust, the "Zakin Reporting Parties"), The Michael and Roberta Seedman Revocable Trust, ("Seedman Trust"), and Michael S. Seedman ("Seedman," and together with Seedman Trust, the "Seedman Reporting Parties," and together with the Ripplewood Reporting Parties and the Zakin Reporting Parties, the "Reporting Parties"). The agreement between the Reporting Parties relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

        Ripplewood Partners owns a majority of the membership interests and controls WMC Holding. The other current members of WMC Holding are Ripplewood Fund, Seaview, Zakin Trust and Seedman Trust. Ripplewood Investments is the general partner of Ripplewood Partners and the managing member of Ripplewood Fund. The principal business of WMC Holding is investing in Western Multiplex Common Stock. With respect to each of Ripplewood Partners, Ripplewood Fund and Ripplewood Investments, its principal business is private equity investing and its principal executive office is c/o Ripplewood Investments L.L.C., One Rockefeller Plaza, New York, NY 10020.

        Collins Family L.P. is the Class A Member of Ripplewood Investments. Collins Family Inc. is the General Partner of Collins Family L.P. Collins is the President and controlling shareholder of Collins Family Inc. and is the Senior Managing Director and Chief Executive Officer of Ripplewood Investments. The principal business of Collins Family L.P. and Collins Family Inc. is to hold investments in Ripplewood Investments and its affiliates. The principal occupation of Collins is Chief Executive Officer of Ripplewood Investments. The principal executive office of Collins Family L.P. and Collins Family Inc. and the business address of Collins is c/o Ripplewood Investments L.L.C., One Rockefeller Plaza, New York, NY 10020.

                                  SCHEDULE 13D

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CUSIP NO.  95874P107                                         PAGE 15 OF 32 PAGES
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        Zakin wholly-owns Seaview and is the trustee and a beneficiary of Zakin
Trust. The principal business of Seaview is investing. The principal business of Zakin Trust is holding investments for the benefit of Zakin and his family members. The principal occupation of Zakin is Chief Executive Officer of Western Multiplex. The principal executive office of Seaview and Zakin Trust and the business address of Zakin is c/o Leeward Technology, 101 California Street,
Suite 2825, San Francisco, California 94111.

        Seedman is the trustee and a beneficiary of Seedman Trust. The principal business of Seedman Trust is holding investments primarily for the benefit of Seedman and his family members. The principal occupation of Seedman is managing member of Chrysalis Development LLC. The principal executive office of Seedman Trust and the business address of Seedman is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.

        Each Reporting Party reports that, during the past five years, neither it, nor to its knowledge, any other person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Pursuant to an Amended and Restated Acquisition Agreement, dated as of September 30, 1999 (as amended on October 31, 1999, the "Acquisition Agreement"), by and among GTI Acquisition Corp., Glenayre Technologies, Inc., Western Multiplex and WMC Holding (at such time, a Delaware corporation known as WMC Holding Corp.), Western Multiplex redeemed 42,000,000 shares of Class B Common Stock, $0.01 par value per share ("Western Multiplex Class B Common Stock"), of Western Multiplex from GTI Acquisition Corp. ("GTI"), a wholly-owned subsidiary of Glenayre Technologies, Inc., for $21.0 million. In order to effect the redemption of the Class B Common Stock from GTI, Western Multiplex entered into a Credit Agreement, dated as of November 1, 1999 (the "Credit Agreement"), with Credit Suisse First Boston as Lead Arranger and as Agent and the several financial institutions from time to time party to the agreement. The Credit Agreement consisted of two term loans and a revolving credit facility. On November 1, 1999, Western Multiplex borrowed a total of $22.0 million in term loans and $2.0 million in revolving credit loans under the Credit Agreement.

        Following the redemption described in the immediately foregoing paragraph, on November 1, 1999, pursuant to the Acquisition Agreement, WMC Holding purchased 35,955,000 shares of Western Multiplex Class B Common Stock from GTI for $17,977,500. The funds for the purchase of such shares of Western Multiplex Class B Common Stock were provided from capital contributions by the stockholders of WMC Holding, including Ripplewood Partners, Ripplewood Fund, Seaview and Seedman Trust. Under the terms of the Acquisition Agreement, the parties had agreed that if the closing net worth of Western Multiplex was less than $12.5 million, such purchase price paid by WMC Holding would be reduced to the extent of any such shortfall. Following the closing of the transactions set forth in the Acquisition

                                  SCHEDULE 13D

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CUSIP NO.  95874P107                                         PAGE 16 OF 32 PAGES
--------------------------------------------------------------------------------


Agreement, WMC Holding performed the closing net worth test and the parties agreed that the closing net worth was approximately $11.1 million. Consequently, a purchase price adjustment of approximately $1.4 million was made with respect to the shares of Western Multiplex Class B Common Stock purchased by WMC Holding.

        On October 31, 1999 Western Multiplex entered into an Employment and Co-Investment Agreement with Ripplewood Partners, WMC Holding, Seaview and Zakin (the "Seaview/Zakin Agreement"). Under the Seaview/Zakin Agreement, Seaview purchased 1,900,000 shares of common stock of WMC Holding ("WMC Holding Common Stock") for a price of $950,000. As an inducement for such purchase, Western Multiplex issued to Seaview warrants (the "Zakin Warrants") to purchase a total of 2,918,400 shares of Western Multiplex Common Stock at an exercise price of $0.50 per share. On October 31, 1999, WMC Holding purchased 1,900,000 shares of Western Multiplex Common Stock for a price of $950,000. On June 16, 2000, Seaview transferred 950,000 shares of WMC Holding Common Stock to Zakin WM Investment Trust. On June 19, 2000, Western Multiplex issued and sold 1,140,000 shares of Western Multiplex Common Stock to Seaview for an aggregate price of $570,000 upon the exercise of a portion of the Zakin Warrants. On September 22, 2000, Western Multiplex issued and sold 1,778,400 shares of Western Multiplex Common Stock to Seaview for an aggregate price of $889,200 upon the exercise of the remaining portion of the Zakin Warrants. On December 4, 2000, Zakin purchased 122,500 shares of Western Multiplex Common Stock in open market purchases for approximately $6.39 per share. On December 5, 2000, Zakin purchased an additional 34,000 shares of Western Multiplex Common Stock in open market purchases for approximately $6.17 per share. On August 31, 2001, Zakin WM Investment Trust transferred 950,000 shares of Western Multiplex Common Stock to Zakin Trust. The source of funds for each of the purchases of shares of Western Multiplex Common Stock described in this paragraph, other than the purchases on December 4 and 5, 2000, was the personal funds of Seaview. The source of funds for the December 4 and 5, 2000 purchases described in this paragraph, other than the purchases on December 4 and 5, 2000, was the personal funds of Seaview. The source of funds for the December 4 and 5, 2000 purchases described in this paragraph was the personal funds of Zakin.

        On October 31, 1999, Western Multiplex entered into a Co-Investment Agreement with Ripplewood Partners, WMC Holding, Seedman Trust and Seedman (the "Seedman Agreement"). Under the Seedman Agreement, Seedman Trust purchased 1,900,000 shares of common stock of WMC Holding ("WMC Holding Common Stock") for a price of $950,000. As an inducement for such purchase, Western Multiplex issued to Seedman Trust warrants (the "Seedman Warrants") to purchase a total of 1,451,600 shares of Western Multiplex Common Stock at an exercise price of $0.50 per share. On October 31, 1999, WMC Holding purchased 1,900,000 shares of Western Multiplex Common Stock for a price of $950,000. On June 19, 2000, Western Multiplex issued and sold 570,000 shares of Western Multiplex Common Stock to Seedman Trust for an aggregate price of $285,000 upon the exercise of a portion of the Seedman Warrants. On September 22, 2000, Western Multiplex issued and sold 881,600 shares of Western Multiplex Common Stock to Seedman Trust for an aggregate price of $440,800 upon the exercise of the remaining portion of the Seedman Warrants. On June 26, 2001, Seedman Trust transferred 54,000 shares of Western Multiplex Common Stock as a bona fide gift. The source of funds for each of the purchases of shares of Western Multiplex Common Stock described in this paragraph was the personal funds of Seedman.

        Immediately prior to the completion of the initial public offering of Western Multiplex Common Stock, which closed on August 4, 2000, pursuant to a plan of reorganization, WMC Holding transferred all of its assets and liabilities, consisting solely of shares of Western

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 17 OF 32 PAGES
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Multiplex Common Stock and Western Multiplex Class B Common Stock to Western
Multiplex in exchange for newly-issued shares of Western Multiplex Common Stock. Each share of Western Multiplex Common Stock and Western Multiplex Class B Common Stock was exchanged for one share of Western Multiplex Common Stock. After this exchange, WMC Holding converted from a corporation to a limited liability company under Delaware law, and changed its name from WMC Holding Corp. to WMC Holding L.L.C.

        On January 26, 2001, WMC Holding made a pro rata distribution of a total of 37,934,651 shares of Western Multiplex Common Stock to its members, consisting of the distribution of 3,699,651 shares of Western Multiplex Common Stock to its members that are Western Multiplex employees and distributions of the number of shares of Western Multiplex Common Stock listed in the table below opposite the respective name of the applicable Reporting Party (the "January 2001 Distribution"):


                                      Number of shares of Western Multiplex
Reporting Party                              Common Stock Distributed
---------------                       -------------------------------------
Ripplewood Partners                                29,394,072
Ripplewood Fund                                     1,040,928
Seaview                                               950,000
Zakin WM Investment Trust                             950,000
Seedman Trust                                       1,900,000
                                                   ----------
Total                                              34,235,000


        Following the January 2001 Distribution, WMC Holding continues to hold 1,861,700 shares of Western Multiplex Common Stock.

        The information set forth in this Item 3 is qualified in its entirety by reference to the Acquisition Agreement (Exhibits 2 and 3 hereto), the Credit Agreement (Exhibit 4 hereto), the Seaview/Zakin Agreement (Exhibit 5 hereto) and the Seedman Agreement (Exhibit 6-7 hereto), each of which is incorporated by reference herein in its entirety.

ITEM 4 -- PURPOSE OF TRANSACTION

        The information set forth in Item 3 is hereby incorporated herein by reference.

        The Ripplewood Reporting Parties acquired the shares of Western Multiplex Common Stock held by them in order to obtain a substantial and controlling equity position in Western Multiplex. The Zakin Reporting Parties and the Seedman Reporting Parties acquired the shares of Western Multiplex Common Stock held by them for investment purposes.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 18 OF 32 PAGES
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        Zakin has served as the Chief Executive Officer and Chairman of the
Board of Directors of Western Multiplex since November 1, 1999. Each of Collins and Seedman has served as a member of the Board of Directors of Western Multiplex since November 1, 1999. Jeffrey M. Hendren, who is a Managing Director of Ripplewood Investments, also has served as a member of the Board of Directors of Western Multiplex since November 1, 1999.

        In addition, on June 8, 2000, Western Multiplex entered into a registration rights agreement (the "Ripplewood Registration Rights Agreement") with Ripplewood Investments and WMC Holding, which Ripplewood Registration Rights Agreement will terminate when and if the Merger is completed. The Ripplewood Registration Rights Agreement, which is described in greater detail in Item 6 of this Schedule 13D, granted registration rights to Ripplewood Investments and its affiliates with respect to the shares of Western Multiplex Common Stock that they hold.

        On January 16, 2002, Western Multiplex and Proxim, Inc. ("Proxim") issued a joint press release announcing that they had entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of January 16, 2002, by and among Western Multiplex, Walnut-Pine Merger Corp., a Delaware corporation and wholly-owned subsidiary of Western Multiplex ("Merger Sub"), and Proxim. Pursuant to the terms of the Reorganization Agreement and subject to the conditions set forth therein (including, without limitation, adoption of the Reorganization Agreement by the stockholders of Proxim, approval of the issuance of shares of Western Multiplex Common Stock by the stockholders of Western Multiplex and receipt of applicable regulatory approvals), Merger Sub will be merged (the "Merger") with and into Proxim with Proxim remaining as the surviving corporation. In connection with the Merger, each outstanding share of Proxim common stock, $0.001 par value per share ("Proxim Common Stock"), will be converted into the right to receive 1.8896 shares (the "Exchange Ratio") of Western Multiplex Common Stock. Each outstanding option to purchase shares of Proxim Common Stock will be assumed by Western Multiplex and converted into an option to purchase a number of shares of Western Multiplex Common Stock, adjusted based on the Exchange Ratio, with the exercise price adjusted accordingly.

        In connection with the Reorganization Agreement, on January 16, 2002, certain stockholders of Proxim and Western Multiplex entered into voting agreements with Western Multiplex and Proxim, respectively, in connection with the Merger. WMC Holding, Ripplewood Partners, Ripplewood Fund and Zakin, in their capacities as stockholders of Western Multiplex only, executed voting agreements (the "Voting Agreements"), each of which Voting Agreements provides that such Reporting Party will vote, or cause to be voted, all of the shares of Western Multiplex Common Stock that such Reporting Party beneficially owns in favor of the issuance of Western Multiplex Common Stock pursuant to the Merger, in favor of each of the other actions contemplated by the Merger Agreement and against any matter that is inconsistent with the prompt consummation of the Merger or the other transactions contemplated by the Merger Agreement. In addition, each such Reporting Party irrevocably appointed certain officers of Proxim as such Reporting Party's lawful attorneys and proxies with respect to the voting of all shares of Western Multiplex Common Stock held of record by such Reporting Party in a manner consistent with the immediately foregoing sentence. Each of the Voting Agreements also provides that such Reporting Party may not transfer any shares of Western Multiplex Common

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 19 OF 32 PAGES
--------------------------------------------------------------------------------


Stock beneficially owned by such Reporting Party until the termination of such Voting Agreement, which will occur on the earlier of the Merger or the date that the Reorganization Agreement is terminated.

        Also in connection with the Reorganization Agreement, on January 16, 2002, WMC Holding, Ripplewood Partners and Ripplewood Fund entered into a stockholders agreement (the "Stockholders Agreement") with Western Multiplex, which Stockholders Agreement will become effective when and if the Merger is completed. The Stockholders Agreement, which is described in greater detail in
Item 6 of this Schedule 13D, limits the number of shares of Western Multiplex Common Stock that such Reporting Parties may transfer for a specified period of time and grants demand registration rights and piggyback registration rights with respect to the shares of Western Multiplex Common Stock beneficially owned by them.

        Pursuant to the Reorganization Agreement, following the Merger, Western Multiplex has agreed to amend its certificate of incorporation to change its name to "Proxim, Inc." In addition, to the knowledge of the Reporting Parties, following the Merger, Western Multiplex will take all actions necessary so that the Western Multiplex Common Stock will trade under the ticker symbol "PROX."

        Also pursuant to the Reorganization Agreement, the Board of Directors of Western Multiplex will take all actions necessary such that, effective upon the Merger, (i) three (3) directors of Proxim reasonably acceptable to Western Multiplex, including David C. King, who is currently the Chief Executive Officer of Proxim, shall become members of the Board of Directors of Western Multiplex (the "Proxim Designated Directors"), (ii) three (3) directors of Western Multiplex, including Zakin, shall remain on the Board of Directors of Western Multiplex (the "Western Multiplex Designated Directors"), and (iii) a seventh director reasonably acceptable to each of the Proxim Designated Directors and the Western Multiplex Designated Directors, shall become a member of the Board of Directors of Western Multiplex. In addition, the Board of Directors of Western Multiplex will take all actions necessary to ensure that each of the three (3) classes of directors of the Board of Directors of Western Multiplex consists of one of the Proxim Designated Directors and one of the Western Multiplex Designated Directors.

        Also pursuant to the Reorganization Agreement, the Board of Directors of Western Multiplex will take all actions necessary such that, effective upon the Merger, Zakin shall remain Chairman of the Board of Directors and Chief Executive officer of Western Multiplex, David C. King shall be President and Chief Operating Officer, Keith E. Glover shall be Executive Vice President and Chief Financial Officer and Amir Zoufonoun shall be Executive Vice President, Technology and Co-Chief Technology Officer.

        To the knowledge of the Reporting Parties, Western Multiplex and Proxim anticipate that, assuming all conditions to the Merger are satisfied, the Merger will occur and a closing will be held during the second calendar quarter of 2002.

        Although no Reporting Party currently has any specific plan or proposal to acquire or dispose of Western Multiplex Common Stock, subject to the terms of the Stockholders

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 20 OF 32 PAGES
--------------------------------------------------------------------------------


Agreement, each Reporting Party, consistent with its investment purpose, at any time and from time to time may acquire additional shares of Western Multiplex Common Stock or dispose of any or all of his or its shares of Western Multiplex Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Party's members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of his or its investment in Western Multiplex Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Party and/or other investment considerations.

        In addition, each Reporting Party, solely in his or its capacity as a stockholder of Western Multiplex, may engage in communications with one or more other stockholders of Western Multiplex, one or more officers of Western Multiplex and/or one or more members of the Board of Directors of Western Multiplex and/or one or more representatives of Western Multiplex regarding Western Multiplex, including but not limited to its operations. Each of the Reporting Parties, in his or its capacity as a stockholder of Western Multiplex, may discuss ideas that, if effected may relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

        Other than as described above, each of the Reporting Parties reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although the Reporting Parties may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

        The information set forth in this Item 4 is qualified in its entirety by reference to the Acquisition Agreement (Exhibits 2 and 3 hereto), the Credit Agreement (Exhibit 4 hereto), the Seaview/Zakin Agreement (Exhibit 5 hereto), the Seedman Agreement (Exhibits 6-7 hereto), the Reorganization Agreement (Exhibit 9 hereto), the Voting Agreements (Exhibits 10-13 hereto) and the Stockholders Agreement (Exhibit 14 hereto), each of which is incorporated by reference herein in its entirety.

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER

        The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

        The information in this Item 5 is qualified in its entirety by reference to the Acquisition Agreement (Exhibits 2 and 3 hereto), the Seaview/Zakin Agreement (Exhibit 5 hereto), the Seedman Agreement (Exhibits 6-7 hereto) and the Voting Agreements (Exhibits 10-13 hereto), each of which is incorporated by reference herein in its entirety.

        (a), (b) The Reporting Parties believe, and the following disclosure assumes, that there were 58,930,747 shares of Western Multiplex Common Stock outstanding as of January 15, 2002 (as Western Multiplex represented to Proxim in the Reorganization Agreement).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 21 OF 32 PAGES
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        As a result of the matters described in Items 2, 3 and 4 above, the
Reporting Parties may be deemed to constitute a group within the meaning of
Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each of the Reporting Parties may be deemed to have acquired beneficial ownership of the shares of Western Multiplex Common Stock beneficially owned by the other Reporting Parties. However, each of the Reporting Parties disclaims the existence of such a group and neither this
Schedule 13D nor anything contained herein shall be construed as an admission that such Reporting Parties together with Proxim constitutes a "person" or a "group" for any purpose. Each of the Reporting Parties disclaims beneficial ownership of any shares of Western Multiplex Common Stock, except to the extent described below in this Item 5.

        As a result of the execution of Voting Agreements with Proxim by WMC Holding, Ripplewood Partners, Ripplewood Fund and Zakin, such Reporting Parties and Proxim may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. However, such Reporting Parties disclaim the existence of such a group and neither this Schedule 13D nor anything contained herein shall be construed as an admission that such Reporting Parties together with Proxim constitutes a "person" or a "group" for any purpose.

        WMC Holding

        As of the date of this Schedule 13D, WMC Holding directly holds 1,861,700 shares of Western Multiplex Common Stock. WMC Holding has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, such shares of Western Multiplex Common Stock.

        Pursuant to the Seaview/Zakin Agreement, Seaview generally agreed on behalf of itself and its permitted transferees (which include, among others, Zakin Trust and Zakin) to (i) vote all of their shares of Western Multiplex Common Stock and all of their shares of WMC Holding Common Stock, as the case may be, in the same manner as Ripplewood Partners or WMC Holding, as the case may be, votes on all matters acted upon at any annual or special meeting of stockholders of Western Multiplex or WMC Holding, as the case may be, or by written consent in place of a meeting, and (ii) appoint the Senior Managing Director and Chief Executive Officer of Ripplewood Investments (which is currently Collins) as their proxy to vote their shares of Western Multiplex Common Stock and WMC Holding Common Stock. This voting agreement will remain effective so long as Seaview and its permitted transferees do not own in the aggregate at least 50% more shares of Western Multiplex Common Stock and WMC Holding Common Stock than Ripplewood Partners and its permitted transferees own in the aggregate. In addition, this voting agreement will terminate when Seaview no longer owns any shares of Western Multiplex Common Stock or WMC Holding Common Stock. As a result of the foregoing voting agreement, WMC Holding has shared power to vote, or to direct the vote of, all of the shares of Western Multiplex Common Stock beneficially owned by Seaview, Zakin Trust and/or Zakin. Accordingly, WMC Holding may be deemed to beneficially own an additional 4,974,900 shares of Western Multiplex Common Stock, which shares, together with the shares beneficially owned by WMC Holding pursuant to the immediately foregoing paragraph,

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 22 OF 32 PAGES
--------------------------------------------------------------------------------


represent approximately 11.6% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002.

        Ripplewood Partners

        As of the date of this Schedule 13D, Ripplewood Partners directly holds 29,394,072 shares of Western Multiplex Common Stock. In addition, as the beneficial owner of a majority of the membership interests of WMC Holding, Ripplewood Partners controls WMC Holding and may be deemed to beneficially own the 1,861,700 shares of Western Multiplex Common Stock held directly by WMC Holding. Accordingly, Ripplewood Partners has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 31,255,772 shares of Western Multiplex Common Stock.

        Also as a result of Ripplewood Partners' control of WMC Holding and the voting agreement set forth in the Seaview/Zakin Agreement, Ripplewood Partners has shared power to vote, or to direct the vote of, the 4,974,900 shares of Western Multiplex Common Stock beneficially owned by Seaview, Zakin Trust and/or Zakin.

        The Seaview/Zakin Agreement also provides, among other things, that Seaview may not transfer (other than to its permitted transferees) the 1,778,400 shares of Western Multiplex Common Stock acquired by it on September 22, 2000 until two years after the initial public offering of the Western Multiplex Common Stock, unless Ripplewood Partners has given prior written consent to such transfer. In addition, the Seedman Agreement provides, among other things, that Seedman Trust may not transfer (other than to its permitted transferees) the 881,600 shares of Western Multiplex Common Stock acquired by it on September 22, 2000 until two years after the initial public offering of the Western Multiplex Common Stock, unless Ripplewood Partners has given prior written consent to such transfer. Due to the foregoing, Ripplewood Partners may be deemed to have shared power to dispose, or to direct the disposition of, 2,660,000 shares of Western Multiplex Common Stock. However, Ripplewood Partners disclaims beneficial ownership of any shares of Western Multiplex Common Stock beneficially owned by either (i) Seaview, Zakin Trust and Zakin, except to the extent described in the immediately foregoing paragraph, or (ii) Seedman Trust and Seedman.

        Based upon the foregoing, as of the date of this Schedule 13D, Ripplewood Partners may be deemed to beneficially own 36,230,672 shares of Western Multiplex Common Stock, which shares represent approximately 61.5% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002.

        Ripplewood Fund

        As of the date of this Schedule 13D, Ripplewood Fund directly holds, and may be deemed to beneficially own, 1,040,928 shares of Western Multiplex Common Stock, which shares represent approximately 1.8% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002. Ripplewood Fund has sole voting and dispositive power with respect to such shares.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 23 OF 32 PAGES
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        Ripplewood Investments

        Ripplewood Investments is the general partner of Ripplewood Partners and the managing member of Ripplewood Fund. Accordingly, Ripplewood Investments may be deemed to be the beneficial owner of the shares of Western Multiplex Common Stock over which either Ripplewood Partners or Ripplewood Fund has voting or dispositive power. As such, Ripplewood Investments may be deemed to (i) have sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 32,296,700 shares of Western Multiplex Common Stock and (ii) have shared power to vote, or to direct the vote of, 4,974,900 shares of Western Multiplex Common Stock. Pursuant to the foregoing, as of the date of this Schedule 13D, Ripplewood Investments may be deemed to beneficially own 37,271,600 shares of Western Multiplex Common Stock, which shares represent approximately 63.2% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002.

        Collins Family L.P., Collins Family Inc. and Collins

        Collins Family L.P. is the Class A Member of Ripplewood Investments and has the power to appoint a majority of the directors of Ripplewood Investments. Collins Family Inc. is the general partner of Collins Family L.P. Collins is the President and controlling shareholder of Collins Family Inc. and is the Senior Managing Director and Chief Executive Officer of Ripplewood Investments. Accordingly, each of Collins Family L.P., Collins Family Inc. and Collins may be deemed to be the beneficial owner of the shares of Western Multiplex Common Stock over which Ripplewood Investments has voting or dispositive power. As such, each of Collins Family L.P., Collins Family Inc. and Collins may be deemed to (i) have sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 32,296,700 shares of Western Multiplex Common Stock and (ii) have shared power to vote, or to direct the vote of, 4,974,900 shares of Western Multiplex Common Stock. Pursuant to the foregoing, as of the date of this Schedule 13D, each of Collins Family L.P., Collins Family Inc. and Collins may be deemed to beneficially own 37,271,600 shares of Western Multiplex Common Stock, which shares represent approximately 63.2% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002. Each of Collins Family L.P., Collins Family Inc. and Collins disclaims beneficial ownership of such shares of Western Multiplex Common Stock, except to the extent of any pecuniary interest therein.

        Seaview

        As of the date of this Schedule 13D, Seaview directly holds, and may be deemed to beneficially own, 3,868,400 shares of Western Multiplex Common Stock, which shares represent approximately 6.6% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002. As a result of the Seaview/Zakin Agreement, Seaview has shared voting power with respect to such shares. Seaview has sole dispositive power with respect to such shares.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 24 OF 32 PAGES
--------------------------------------------------------------------------------


        Zakin Trust

        As of the date of this Schedule 13D, Zakin Trust directly holds, and may be deemed to beneficially own, 950,000 shares of Western Multiplex Common Stock, which shares represent approximately 1.6% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002. As a result of the Seaview/Zakin Agreement, Seaview has shared voting power with respect to such shares. Seaview has sole dispositive power with respect to such shares.

        Zakin

        Zakin wholly-owns Seaview and is the trustee and a beneficiary of Zakin Trust. Accordingly, Zakin may be deemed to be the beneficial owner of the shares of Western Multiplex Common Stock over which either Seaview or Zakin Trust has voting or dispositive power. As such, Zakin may be deemed to have shared power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 4,818,400 shares of Western Multiplex Common Stock. In addition, Zakin directly holds 156,500 shares of Western Multiplex Common Stock. As a result of the Seaview/Zakin Agreement, Zakin has shared voting power with respect to such shares. Zakin has sole dispositive power with respect to such shares. Pursuant to the foregoing, as of the date of this Schedule 13D, Zakin may be deemed to beneficially own 4,974,900 shares of Western Multiplex Common Stock, which shares represent approximately 8.4% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002.

        Seedman Trust

        As of the date of this Schedule 13D, Seedman Trust directly holds, and may be deemed to beneficially own, 3,297,600 shares of Western Multiplex Common Stock, which shares represent approximately 5.6% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002. Seedman Trust has sole power to vote, or direct the vote of, and sole power to dispose, or to direct the disposition of, such shares.

        Seedman

        Seedman is the trustee and a beneficiary of Seedman Trust. Accordingly, Seedman may be deemed to be the beneficial owner of the shares of Western Multiplex Common Stock over which Seedman Trust has voting or dispositive power. As such, Seedman may be deemed to have sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 3,297,600 shares of Western Multiplex Common Stock. In addition, Seedman holds options (the "Seedman Options") to acquire 200,000 shares of Western Multiplex Common Stock, which options will be vested and exercisable on April 2, 2002. If Seedman exercises the Seedman Options, he may be deemed to have sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, such shares. Pursuant to the foregoing, as of the date of this Schedule 13D, Zakin may be deemed to beneficially own 3,497,600 shares of Western Multiplex Common Stock, which shares represent approximately 5.9% of the outstanding shares of Western Multiplex Common Stock as of January 15, 2002 (including the shares of Western Multiplex Common Stock underlying the Seedman Options).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 25 OF 32 PAGES
--------------------------------------------------------------------------------


        (c) Each of the Reporting Parties reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Western Multiplex Common Stock during the past 60 days, except as disclosed herein.

        (d), (e) Not applicable.

ITEM 6 -- CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth in Items 3, 4 and 5 is hereby incorporated herein by reference.

        Pursuant to the Seaview/Zakin Agreement, Seaview generally agreed on behalf of itself and its permitted transferees (which include, among others, Zakin Trust and Zakin) to (i) vote all of their shares of Western Multiplex Common Stock and all of their shares of WMC Holding Common Stock, as the case may be, in the same manner as Ripplewood Partners or WMC Holding, as the case may be, votes on all matters acted upon at any annual or special meeting of stockholders of Western Multiplex or WMC Holding, as the case may be, or by written consent in place of a meeting, and (ii) appoint the Senior Managing Director and Chief Executive Officer of Ripplewood Investments (which is currently Collins) as their proxy to vote their shares of Western Multiples Common Stock and WMC Holding Common Stock. This voting agreement will remain effective so long as Seaview and its permitted transferees do not own in the aggregate at least 50% more shares of Western Multiplex Common Stock and WMC Holding Common Stock than Ripplewood Partners and its permitted transferees own in the aggregate. In addition, this voting agreement will terminate when Seaview no longer owns any shares of Western Multiplex Common Stock or WMC Holding Common Stock.

        Pursuant to the Seaview/Zakin Agreement and the Seedman Agreement, as applicable, at any time, Seaview and Seedman Trust each have the right to demand that Western Multiplex register their shares of Western Multiplex Common Stock. Western Multiplex may postpone any demand registration by Seaview or Seedman Trust if it will interfere with any pending corporate actions or plans. In addition, if Ripplewood Partners demands that Western Multiplex register its shares of Western Multiplex Common Stock or if Western Multiplex registers a public offering of Western Multiplex Common Stock, Seaview and Seedman Trust will each have the right to register their shares of Western Multiplex Common Stock as well.

        On June 8, 2000, Western Multiplex entered into the Ripplewood Registration Rights Agreement with Ripplewood Investments and WMC Holding. Pursuant to the Ripplewood Registration Rights Agreement, Ripplewood Investments, or any of its affiliates or subsidiaries, including WMC Holding, Ripplewood Partners and Ripplewood Fund, has the right to demand at any time that Western Multiplex register under the Securities Act the shares of Western Multiplex Common Stock that they hold. When and if the Merger is completed, the Ripplewood Registration Rights Agreement shall be terminated and have no further force and effect.

        As an inducement for Proxim to enter into the Reorganization Agreement, each of WMC Holding, Ripplewood Partners, Ripplewood Fund and Zakin, solely in their capacities as stockholders of Western Multiplex, executed a Voting Agreement, each of which Voting

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 26 OF 32 PAGES
--------------------------------------------------------------------------------


Agreements provides that such Reporting Party will vote, or cause to be voted, all of the shares of Western Multiplex Common Stock that such Reporting Party beneficially owns in favor of the issuance of Western Multiplex Common Stock pursuant to the Merger, in favor of each of the other actions contemplated by the Merger Agreement and against any matter that is inconsistent with the prompt consummation of the Merger or the other transactions contemplated by the Merger Agreement. In addition, each of such Reporting Parties irrevocably appointed certain officers of Proxim as such Reporting Party's lawful attorneys and proxies with respect to the voting of all shares of Western Multiplex Common Stock held of record by such Reporting Party in a manner consistent with the immediately foregoing sentence. Each of the Voting Agreements also provides that such Reporting Party may not transfer any shares of Western Multiplex Common Stock beneficially owned by such Reporting Party until the termination of such Voting Agreement, which will occur on the earlier of the Merger or the date that the Reorganization Agreement is terminated.

        As an inducement for Proxim to enter into the Reorganization Agreement, on July 16, 2001, Western Multiplex entered into the Stockholders Agreement with WMC Holding, Ripplewood Partners and Ripplewood Fund. The Stockholders Agreement will become effective when and if the Merger is completed.

        Subject to the exceptions described below, pursuant to the Stockholders Agreement, WMC Holding, Ripplewood Partners and Ripplewood Fund have agreed not to transfer any shares of Western Multiplex Common Stock beneficially owned by them until the earlier of the one-year anniversary of the Merger and the date on which they collectively own less than 10% of the outstanding Western Multiplex Common Stock ("Transfer Restrictions Expiration Date"), unless such Reporting Party has obtained the prior written consent of Western Multiplex to such transfer. The exceptions to the transfer restriction on such Reporting Parties described above include each of the following:

        - transfers of shares to their affiliates in transactions exempt from the registration requirements under the Securities Act of 1933, as amended (the "Securities Act"), if these affiliates become parties to the Stockholders Agreement;

        - any transfers pursuant to the exercise of the registration rights described below;

        - any transfers pursuant to a tender offer for at least 25% of the outstanding Western Multiplex Common Stock;

        - during the first 30-day period after the closing date of the Merger (the "Initial Transfer Window"), transfers of up to an aggregate of 5,000,000 shares of Western Multiplex Common Stock, as well as any additional shares that J.P. Morgan Securities Inc. advises Western Multiplex, because of then current and expected market demand, can be reasonably absorbed by the trading market for Western Multiplex Common Stock and would not significantly negatively affect the price of Western Multiplex Common Stock; and

        - during each 30-day period after the Initial Transfer Window and prior to the Transfer Restrictions Expiration Date (each, a "Subsequent Transfer Window"), transfers of a number of shares equal to the total of the following:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 27 OF 32 PAGES
--------------------------------------------------------------------------------


                (1) the average weekly trading volume in Western Multiplex Common Stock during the four-week period preceding such Subsequent Transfer Window, plus

                (2) the number of shares that such Reporting Parties were entitled to transfer during the Initial Transfer Window and/or any prior Subsequent Transfer Window but have not so transferred previously, minus

                (3) the number of shares that such Reporting Parties were able to transfer pursuant to the exercise of the registration rights described below.

        Commencing on the six-month anniversary of the Merger and subject to various restrictions, WMC Holding, Ripplewood Partners, Ripplewood Fund and their affiliates, collectively, may make up to four demands for registration under the Securities Act of their shares of Western Multiplex Common Stock for sale in underwritten offerings or otherwise. In addition, subject to customary limitations, such Reporting Parties will have the right to require that their shares of Western Multiplex common stock be included in other registered public offerings of Western Multiplex Common Stock. Western Multiplex will pay all expenses related to any of these registered offerings other than underwriting discounts and commissions, transfer taxes, if any, and specified amounts of fees of counsel for such Reporting Parties. Western Multiplex and such Reporting Parties also have agreed to indemnify the other against various liabilities associated with the registered offerings in which such Reporting Parties participate. The registration rights of such Reporting Parties under the Stockholders Agreement generally will terminate when (1) such Reporting Parties are able to sell all of their shares under Rule 144 of the Securities Act during any 90-day period and (2) such Reporting Parties hold less than 5% of the outstanding Western Multiplex Common Stock.

        In connection with the negotiation and execution of the Reorganization Agreement, the Stockholders Agreement and the Voting Agreements, on January 15, 2002, Western Multiplex entered into an indemnification agreement (the "Indemnification Agreement") with WMC Holding, Ripplewood Partners and Ripplewood Fund. Pursuant to the Indemnification Agreement, Western Multiplex agreed to indemnify each of such Reporting Parties and its affiliates against any losses or expenses incurred by them that arise from the Reorganization Agreement or the Voting Agreements or the consummation or proposed consummation of the Merger and the transactions related to the Merger, but excluding any losses and expenses arising from any breach by such Reporting Parties of the Voting Agreements to which they are a party.

        Except as set forth above, to the Reporting Parties' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Western Multiplex, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The information set forth in this Item 6 is qualified in its entirety by reference to the Seaview/Zakin Agreement (Exhibit 5 hereto), the Seedman Agreement (Exhibits 6-7 hereto), the

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 28 OF 32 PAGES
--------------------------------------------------------------------------------


Ripplewood Registration Rights Agreement (Exhibit 8 hereto), the Voting Agreements (Exhibits 10-13 hereto), the Stockholders Agreement (Exhibit 14 hereto) and the Indemnification Agreement (Exhibit 15 hereto), each of which is incorporated by reference herein in its entirety.

ITEM 7 -- MATERIAL TO BE FILED AS EXHIBITS

1 Joint Filing Agreement, dated as of January 31, 2002, among WMC Holdings, L.L.C., Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund I, L.L.C., Ripplewood Investments L.L.C., Collins Family Partners, L.P., Collins Family Partners, Inc., Timothy C. Collins, Seaview Holdings, L.L.C., Zakin Multiplex Investment Trust, Jonathan N. Zakin, The Michael and Roberta Seedman Revocable Trust and Michael S. Seedman (filed herewith)

2 Amended and Restated Acquisition Agreement, dated as of September 30, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., Western Multiplex Corporation and WMC Holding Corp.*

3 Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., Western Multiplex Corporation and WMC Holding Corp.*

4 Credit Agreement, dated as of November 1, 1999, among Western Multiplex Corporation, Credit Suisse First Boston as Lead Arranger and as Agent and the several financial institutions from time to time party to the agreement*

5 Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners, L.P., WMC Holding Corp., Seaview Holdings, L.L.C., Jonathan N. Zakin and Western Multiplex Corporation*

6 Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners, L.P., WMC Holding Corp., The Michael and Roberta Seedman Revocable Trust, Michael S. Seedman and Western Multiplex Corporation*

7 Release, dated as of June 8, 2000, among Ripplewood Partners, L.P., WMC Holding Corp., The Michael and Roberta Seedman Revocable Trust, Michael
        S. Seedman and Western Multiplex Corporation (filed herewith)

8 Registration Rights Agreement, dated as of June 8, 2000, among Western Multiplex Corporation, Ripplewood Investments L.L.C. and WMC Holding Corp.**

9 Agreement and Plan of Reorganization, dated as of January 16, 2002, among Western Multiplex Corporation, Walnut-Pine Merger Corp. and Proxim, Inc.***

10 Voting Agreement, dated as of January 16, 2002, between Proxim, Inc. and WMC Holding L.L.C. (filed herewith)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  95874P107                                         PAGE 29 OF 32 PAGES
--------------------------------------------------------------------------------


11 Voting Agreement, dated as of January 16, 2002, between Proxim, Inc. and Ripplewood Partners, L.P. (filed herewith)

12 Voting Agreement, dated as of January 16, 2002, between Proxim, Inc. and Ripplewood Employee Co-Investment Fund I, L.L.C. (filed herewith)

13 Voting Agreement, dated as of January 16, 2002, between Proxim, Inc. and Jonathan N. Zakin (filed herewith)

14 Stockholders Agreement, dated as of January 16, 2002, among Western Multiplex Corporation, WMC Holding L.L.C., Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund I, L.L.C. (filed herewith)

15 Indemnification Agreement, dated as of January 15, 2002, among Western Multiplex Corporation, WMC Holding L.L.C., Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund I, L.L.C. (filed herewith)

    * Incorporated by reference to the like-named exhibit to Western Multiplex Corporation's Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-35200), as filed with the Securities and Exchange Commission on May 5, 2000.

    ** Incorporated by reference to the like-named exhibit to Western Multiplex Corporation's Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-35200), as filed with the Securities and Exchange Commission on June 9, 2000.

    *** Incorporated by reference to the like-named exhibit to Western Multiplex
        Corporation's Current Report on Form 8-K filed on January 18, 2002.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2002

                              WMC HOLDING L.L.C.


                              By:    /s/   Jeffrey M. Hendren
                                     ----------------------------
                                     Name:  Jeffrey M. Hendren
                                     Title: Secretary

                              RIPPLEWOOD PARTNERS, L.P.


                              By:    Ripplewood Investments L.L.C.,
                                     its general partner


                                     By: /s/   Timothy C. Collins
                                         ----------------------------
                                         Name:  Timothy C. Collins
                                         Title: Chief Executive Officer

                              RIPPLEWOOD EMPLOYEE CO-INVESTMENT FUND I, L.L.C.


                              By:    Ripplewood Investments L.L.C.
                                     its managing member


                                     By: /s/   Timothy C. Collins
                                         ----------------------------
                                         Name:  Timothy C. Collins
                                         Title: Chief Executive Officer

                              RIPPLEWOOD INVESTMENTS L.L.C.


                              By:    /s/   Timothy C. Collins
                                     ----------------------------
                                     Name:  Timothy C. Collins
                                     Title: Chief Executive Officer

                              COLLINS FAMILY PARTNERS, L.P.


                              By:    Collins Family Partners, Inc.
                                     its general partner


                                     By: /s/       Timothy C. Collins
                                         --------------------------------
                                         Name:  Timothy C. Collins
                                         Title: President


                              COLLINS FAMILY PARTNERS, INC.


                              By:    /s/       Timothy C. Collins
                                     --------------------------------
                                     Name:  Timothy C. Collins
                                     Title: President

                              /s/ Timothy C. Collins
                              --------------------------------
                              Timothy C. Collins

                              SEAVIEW HOLDINGS, L.L.C.


                              By:    /s/   Jonathan N. Zakin
                                     --------------------------------
                                     Name:  Jonathan N. Zakin
                                     Title: Manager

                              ZAKIN MULTIPLEX INVESTMENT TRUST


                              By:    /s/   Jonathan N. Zakin
                                     --------------------------------
                                     Name:  Jonathan N. Zakin
                                     Title: Trustee

                              /s/   Jonathan N. Zakin
                              --------------------------------
                              Jonathan N. Zakin

                              THE MICHAEL AND ROBERTA SEEDMAN REVOCABLE TRUST


                              By:    /s/   Michael S. Seedman
                                     --------------------------------
                                     Name:  Michael S. Seedman
                                     Title: Trustee


                              /s/   Michael S. Seedman
                              --------------------------------
                              Michael S. Seedman

                                 EXHIBIT INDEX


1              Joint Filing Agreement, dated as of January 31, 2002, among WMC
               Holdings, L.L.C., Ripplewood Partners, L.P., Ripplewood Employee
               Co-Investment Fund I, L.L.C., Ripplewood Investments L.L.C.,
               Collins Family Partners, L.P., Collins Family Partners, Inc.,
               Timothy C. Collins, Seaview Holdings, L.L.C., Zakin Multiplex
               Investment Trust, Jonathan N. Zakin, The Michael and Roberta
               Seedman Revocable Trust and Michael S. Seedman (filed herewith)

2              Amended and Restated Acquisition Agreement, dated as of September
               30, 1999, by and among GTI Acquisition Corp., Glenayre
               Technologies, Inc., Western Multiplex Corporation and WMC Holding
               Corp.*

3 Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc.,
               Western Multiplex Corporation and WMC Holding Corp.*

4              Credit Agreement, dated as of November 1, 1999, among Western
               Multiplex Corporation, Credit Suisse First Boston as Lead
               Arranger and as Agent and the several financial institutions from time to time party to the agreement*

5              Employment and Co-Investment Agreement, dated as of October 31,
               1999, among Ripplewood Partners, L.P., WMC Holding Corp., Seaview
               Holdings, L.L.C., Jonathan N. Zakin and Western Multiplex
               Corporation*

6              Co-Investment Agreement, dated as of October 31, 1999, among
               Ripplewood Partners, L.P., WMC Holding Corp., The Michael and
               Roberta Seedman Revocable Trust, Michael S. Seedman and Western
               Multiplex Corporation*

7              Release, dated as of June 8, 2000, among Ripplewood Partners,
               L.P., WMC Holding Corp., The Michael and Roberta Seedman
               Revocable Trust, Michael S. Seedman and Western Multiplex
               Corporation (filed herewith)

8              Registration Rights Agreement, dated as of June 8, 2000, among
               Western Multiplex Corporation, Ripplewood Investments L.L.C. and
               WMC Holding Corp.**

9              Agreement and Plan of Reorganization, dated as of January 16,
               2002, among Western Multiplex Corporation, Walnut-Pine Merger
               Corp. and Proxim, Inc.***

10             Voting Agreement, dated as of January 16, 2002, between Proxim,
               Inc. and WMC Holding L.L.C. (filed herewith)

11             Voting Agreement, dated as of January 16, 2002, between Proxim,
               Inc. and Ripplewood Partners, L.P. (filed herewith)

12             Voting Agreement, dated as of January 16, 2002, between Proxim,
               Inc. and Ripplewood Employee Co-Investment Fund I, L.L.C. (filed herewith)

13             Voting Agreement, dated as of January 16, 2002, between Proxim,
               Inc. and Jonathan N. Zakin (filed herewith)

14             Stockholders Agreement, dated as of January 16, 2002, among
               Western Multiplex Corporation, WMC Holding L.L.C., Ripplewood
               Partners, L.P. and Ripplewood Employee Co-Investment Fund I,
               L.L.C. (filed herewith)

15             Indemnification Agreement, dated as of January 15, 2002, among
               Western Multiplex Corporation, WMC Holding L.L.C., Ripplewood
               Partners, L.P. and Ripplewood Employee Co-Investment Fund I,
               L.L.C. (filed herewith)

    *          Incorporated by reference to the like-named exhibit to Western
               Multiplex Corporation's Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-35200), as filed with the Securities and Exchange Commission on May 5, 2000.

    **         Incorporated by reference to the like-named exhibit to Western
               Multiplex Corporation's Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-35200), as filed with the Securities and Exchange Commission on June 9, 2000.

    ***        Incorporated by reference to the like-named exhibit to Western
               Multiplex Corporation's Current Report on Form 8-K filed on
               January 18, 2002.

